UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               LENNAR CORPORATION
                                (Name of Issuer)

                               Class B Common Stock
                         (Title of Class of Securities)

                                    526057302
                                 (CUSIP Number)

                               November 30, 2006
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |X| Rule 13d-1(b)
                                | | Rule 13d-1(c)
                                | | Rule 13d-1(d)

CUSIP No. 526057302
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1          NAME OF REPORTING PERSON   Hotchkis and Wiley Capital Management, LLC
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           95-4871957

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
           Joint filing                                                   (b)| |

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware

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      NUMBER OF         5        SOLE VOTING POWER                     2,985,100
        SHARES
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY         6        SHARED VOTING POWER                           0
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON           7        SOLE DISPOSITIVE POWER                3,177,360
        WITH
                      ----------------------------------------------------------
                        8        SHARED DISPOSITIVE POWER                      0

--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,177,360 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             ___

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               10.0%
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12         TYPE OF REPORTING PERSON                                           IA

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CUSIP No. 526057302
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON   Hotchkis and Wiley Large Cap Value Fund
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           95-4111512

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
           Joint filing                                                   (b)| |

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware

--------------------------------------------------------------------------------

      NUMBER OF         5        SOLE VOTING POWER                     2,336,820
        SHARES
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY         6        SHARED VOTING POWER                           0
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON           7        SOLE DISPOSITIVE POWER                2,336,820
        WITH
                      ----------------------------------------------------------
                        8        SHARED DISPOSITIVE POWER                      0

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,336,820 shares
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             ___

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                7.4%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON                                           IV

--------------------------------------------------------------------------------



Item 1(a).        Name of Issuer:

                  Lennar Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  700 Northwest 107th Avenue
                  Miami, FL 33172

Item 2(a).        Name of Person Filing:

                  (a) Hotchkis and Wiley Capital Management, LLC
                  (b) Hotchkis and Wiley Large Cap Value Fund

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  (a) 725 S. Figueroa Street 39th Fl, Los Angeles, CA 90017
                  (b) 725 S. Figueroa Street 39th Fl, Los Angeles, CA 90017

Item 2(c).        Citizenship

                  (a) Delaware
                  (b) Delaware

Item 2(d).        Title of Class of Securities:

                  Class B Common Stock

Item 2(e).        CUSIP Number:

                  526057302

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a)/ /   Broker or dealer registered under Section 15 of the
                  Exchange Act.
         (b)/ /   Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)/ /   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
         (d)/X/   Investment company registered under Section 8 of the
                  Investment Company Act. (as to 2(a)(b) above)
         (e)/X/   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E).  (as to 2(a)(a) above)
         (f)/ /   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).
         (g)/ /   A parent holding company or control person in accordance
                  with Rule 13d-1(b)(ii)(G).
         (h)/ /   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
         (i)/ /   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.
         (j)/ /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4(a).  Amount beneficially owned:

            (a) 3,177,360 (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act) (includes ownership reported in 4(b) below)
            (b)  2,336,820

Item 4(b).  Percent of class:

            (a) 10.0% (includes ownership reported in 4(b)below)
            (b)  7.4%

Item 4(c).  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  (a) 2,985,100 (includes ownership reported in 4(c)(i)(b)
                      below)
                  (b) 2,336,820
            (ii)  Shared power to vote or to direct the vote:
                  (a) 0
                  (b) 0
            (iii) Sole power to dispose or to direct the disposition of:
                  (a) 3,177,360 (includes ownership reported in 4(c)(iii)(b)
                      below)
                  (b) 2,336,820
            (iii) Shared power to dispose or to direct the disposition of:
                  (a) 0
                  (b) 0

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            See Exhibit A.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:			December 7, 2006

Signature:		/s/ Anna Marie Lopez

Name/Title:		Anna Marie Lopez
			Chief Compliance Officer



EXHIBIT A

The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are owned of record by clients of HWCM. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

Hotchkis and Wiley Large Cap Value Fund

The Board of Trustees of the Hotchkis and Wiley Large Cap Value Fund can direct the disposition of dividends received by such fund and can dispose of such securities.

HWCM disclaims ownership of securities for all clients.


EXHIBIT B

The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G filed by Hotchkis and Wiley Capital Management, LLC on or about the date hereof, relating to the Class B of Lennar Corporation is filed on behalf of the undersigned.

Dated:  December 7, 2006

                                         Hotchkis and Wiley Large Cap Value Fund

                                         By:   /s/ Anna Marie Lopez

                                         Anna Marie Lopez
                                         Treasurer